SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                    ________________________


                          SCHEDULE 13G

     Information Statement pursuant to Rules 13d-1 and 13d-2
            Under the Securities Exchange Act of 1934

                        (Final Amendment)


                    National Surgery Centers, Inc.
_________________________________________________________________
                        (Name of Issuer)



                   Common Stock, $.01 par value
_________________________________________________________________
                 (Title of Class of Securities)



                           638044107
_________________________________________________________________
                         (CUSIP Number)













                    ________________________

CUSIP No. 638044107                             Page 2 of 9 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Welsh, Carson,
     S.S. or I.R.S. Identification            Anderson & Stowe
     No. of Above Person                      V, L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-       -0-
                              tive Power


                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________

9)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                               -0-
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 638044107                             Page 3 of 9 Pages

_________________________________________________________________
1)   Name of Reporting Person                 WCA Management
     S.S. or I.R.S. Identification             Corporation
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     New York
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting     200 shares of
Beneficially                  Power           Common Stock, $.01
Owned by Each                                 par value ("Common
Reporting Person                              Stock")
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-   200 shares of
                              tive Power      Common Stock


                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________

9)   Aggregate Amount Beneficially            200 shares of
     Owned by Each Reporting Person           Common Stock


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                           less than 0.1%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  CO

CUSIP No. 638044107                             Page 4 of 9 Pages

                 Final Amendment to Schedule 13G
                 _______________________________

          Reference is hereby made to the statement on Schedule
13G originally filed with the Securities and Exchange Commission on January 29, 1996.

Item 1(a) -    Name of Issuer:  National Surgery Centers, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               35 East Wacker Drive, Suite 2800
               Chicago, IL  60601

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Welsh, Carson, Anderson & Stowe V, L.P., a Delaware limited partnership ("WCAS V"), and WCA Management Corporation, a New York corporation ("WCA") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               320 Park Avenue, Suite 2500
               New York, New York  10022

Item 2(c) -    Place of Organization:

               WCAS V:  Delaware
               WCA:  New York

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  638044107

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               WCAS V:  -0-
               WCA:  200 shares of Common Stock

CUSIP No. 638044107                             Page 5 of 9 Pages


               (b)  Percent of Class:

               WCAS V:  -0-
               WCA:  less than 0.1%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    WCAS V:  -0-
                    WCA:  200 shares

               (ii) shared power to vote or to direct the vote:
                    -0-

               (iii) sole power to dispose or to direct the
                    disposition of:
                    WCAS V:  -0-
                    WCA:  200 shares

               (iv) shared power to dispose or to direct the
                    disposition of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               This statement is being filed to report that as of the date hereof the Reporting Persons have ceased to beneficially own more than five percent of the Common Stock.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7 -       Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Company:

               Not applicable.

Item 8 - Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

CUSIP No. 638044107                             Page 6 of 9 Pages

Item 10 -      Certification:

               Not applicable.
CUSIP No. 638044107
Page 7 of 9 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         By   /s/ Laura VanBuren
                                   General Partner


                         WCA MANAGEMENT CORPORATION


                         By  /s/ Russell L. Carson

Dated:  January 21, 1997

CUSIP No. 638044107                                   Page 8 of 9 Pages
                                                              EXHIBIT 1

                               AGREEMENT
                                  OF
                WELSH, CARSON, ANDERSON & STOWE V, L.P.
                                  AND
                      WCA MANAGEMENT CORPORATION
                       PURSUANT TO RULE 13d-1(f)
                       _________________________

          The undersigned hereby agree that the Information Statement on Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         By  /s/ Laura VanBuren
                                   General Partner


                         WCA MANAGEMENT CORPORATION


                         By    /s/ Russell L. Carson


Dated:  January 21, 1997
CUSIP No. 638044107
Page 9 of 9 Pages
                                                              EXHIBIT 2

                   Identification and Classification
                        of Members of the Group
                   _________________________________

          Welsh, Carson, Anderson & Stowe V, L.P. and WCA Management Corporation are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe V, L.P. is a Delaware limited partnership. Its sole general partner is WCAS V Partners, a New Jersey general partnership.

          WCA Management Corporation is a New York corporation.